UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ x ]	Form 10-Q

For the period ended September 30, 2002.

[ ]	Transition Report on Form 10-K.
[ ]	Transition Report on Form 20-F.
[ ]	Transition Report on Form 11-K.
[ ]	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

wwbroadcast.net inc.
 Full Name of Registrant

File No. 333-41516
 File Number of Registrant

777 Dunsmuir Street, Suite 1600
P.O. Box 10425, Pacific Centre
Vancouver, British Columbia
Canada V7Y 1K4
Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable               effort or expense;

[ x ]   (b)   The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11K or Form N-SAR,                 or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the                         subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth                         calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Auditors were unable to complete their review of the unaudited financial statements.

PART IV - OTHER INFORMATION

1.   Name and telephone number of person to contact in regard to this notification.

Marcel de Groot
wwbroadcast.net inc.
777 Dunsmuir Street, Suite 1600
P.O. Box 10425, Pacific Centre
Vancouver, British Columbia
Canada V7Y 1K4
(604) 687-9931

2.   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes	[ x ]	No	[ ]

3.   Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ x ]	No	[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

wwbroadcast.net inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of November, 2002.

wwbroadcast.net inc.

BY:   /s/ Marcel de Groot

Marcel de Groot
Secretary, Treasurer, and Chief Financial Officer